mk

[redacted]

12014647

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response | 12.00 |

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 38016 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Minshall & Company, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2200 South Utica Place, Suite 150
(No. and Street)

| Tulsa | OK | 74114 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lori A. Smith 918-599-0045
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briscoe, Burke & Grigsby LLC
(Name – *if individual, state last, first, middle name*)

| 4120 East 51st St. Suite 100 | Tulsa | OK | 74135 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AP 4/4

# OATH OR AFFIRMATION

I, Lori A. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Minshall & Company Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELIZABETH K. HARDTNER NOTARY PUBLIC Commission # 06008616 My Commission Expires 08-31-2014 STATE OF OKLAHOMA

Lori A. Smith
Signature

Chief Financial Officer
Title

Elizabeth K. Hardtner
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Financial Statements*

# MINSHALL & COMPANY INC.

## December 31, 2011 and 2010

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS
Tulsa, Oklahoma

# MINSHALL & COMPANY INC.

INDEPENDENT AUDITOR'S REPORT

and

FINANCIAL STATEMENTS

and

SUPPLEMENTAL INFORMATION

*December 31, 2011 and 2010*

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS

# MINSHALL & COMPANY INC.

*December 31, 2011 and 2010*

## TABLE OF CONTENTS

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS

## INDEPENDENT AUDITOR'S REPORT

Board of Directors
Minshall & Company, Inc.
Tulsa, Oklahoma

We have audited the accompanying balance sheets of Minshall & Company Inc. (a wholly-owned subsidiary of Capital Advisors, Inc.), as of December 31, 2011 and 2010, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Minshall & Company, Inc. as of December 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Briscoe, Burke & Grigsby LLP
Certified Public Accountants

February 17, 2012
Tulsa, Oklahoma

# MINSHALL & COMPANY INC.

Statements of Financial Condition

*December 31, 2011 and 2010*

| | 2011 | 2010 |
|---|---|---|
| **ASSETS** | | |
| Cash | $ 97,833 | $ 122,951 |
| Accounts receivable | 4,421 | 4,344 |
| Prepaid expenses | 789 | 413 |
| Deferred income taxes | - | 4,263 |
| Deposits | 488 | 153 |
| **Total assets** | **$ 103,531** | **$ 132,124** |
| **LIABILITIES** | | |
| Accounts payable | $ - | $ 55,282 |
| Accrued expenses | 4,650 | 4,500 |
| Due to parent company | 1,112 | 2,319 |
| **Total liabilities** | **5,762** | **62,101** |
| **STOCKHOLDERS' EQUITY** | | |
| Common stock, $.01 par value; authorized 1,000 shares; issued and outstanding 100 shares | 1 | 1 |
| Additional paid-in-capital | 5,520 | 5,520 |
| Retained earnings | 92,248 | 64,502 |
| **Total stockholders' equity** | **97,769** | **70,023** |
| **Total liabilities and stockholders' equity** | **$ 103,531** | **$ 132,124** |

*See accompanying notes to financial statements.*

# MINSHALL & COMPANY INC.

Statements of Income

*For the Years Ended December 31, 2011 and 2010*

| | 2011 | 2010 |
|---|---|---|
| **Operating revenues:** | | |
| Commissions | $ 61,543 | $ 68,823 |
| Interest and dividends | 321 | 567 |
| **Total operating revenues** | **61,864** | **69,390** |
| **Operating costs and expenses:** | | |
| Professional fees | 5,150 | 4,500 |
| Administrative fees | 12,000 | 12,000 |
| Licenses and permits | 4,206 | 4,585 |
| Other | 592 | 677 |
| **Total operating costs and expenses** | **21,948** | **21,762** |
| **Income before income taxes** | **39,916** | **47,628** |
| Provision for income taxes | 12,170 | 14,265 |
| **Net income** | **$ 27,746** | **$ 33,363** |

*See accompanying notes to financial statements.*

# MINSHALL & COMPANY INC.

Statements of Stockholders' Equity

*For the Years Ended December 31, 2011 and 2010*

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|
| **Balance, December 31, 2009** | **$ 1** | **$ 94,306** | **$ 31,139** | **$ 125,446** |
| Net income | - | - | 33,363 | 33,363 |
| Dividends | - | (88,786) | - | (88,786) |
| **Balance, December 31, 2010** | **1** | **5,520** | **64,502** | **70,023** |
| Net income | - | - | 27,746 | 27,746 |
| Dividends | - | - | - | - |
| **Balance, December 31, 2011** | **$ 1** | **$ 5,520** | **$ 92,248** | **$ 97,769** |

*See accompanying notes to financial statements.*

# MINSHALL & COMPANY INC.

Statements of Cash Flows

*For the Years Ended December 31, 2011 and 2010*

| | 2011 | 2010 |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income | $ 27,746 | $ 33,363 |
| **Adjustments to reconcile net income to net cash provided by operating activities:** | | |
| Deferred income taxes | 4,263 | 4,263 |
| **Changes in assets and liabilities:** | | |
| Accounts receivable | (77) | (407) |
| Prepaid expenses and deposits | (711) | 12 |
| Due from parent company | - | 9,469 |
| Accounts payable | (55,282) | 55,282 |
| Accrued expenses | 150 | (8,099) |
| Due to parent company | (1,207) | 1,923 |
| **Net cash provided (used) by operating activities** | **(25,118)** | **95,806** |
| **Cash flows from financing activities:** | | |
| Dividend paid | - | (88,786) |
| **Net cash used in financing activities** | **-** | **(88,786)** |
| **Net increase (decrease) in cash** | **(25,118)** | **7,020** |
| Cash, beginning of year | 122,951 | 115,931 |
| **Cash, end of year** | **$ 97,833** | **$ 122,951** |

*See accompanying notes to financial statements.*

# MINSHALL & COMPANY INC.

Statements of Changes in Liabilities Subordinated to
Claims of General Creditors

*For the Years Ended December 31, 2011 and 2010*

During the years ended December 31, 2011 and 2010, the Company had no liabilities subordinated to claims of general creditor.

*See accompanying notes to financial statements.*

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Business** - Minshall & Company Inc. (the Company) was incorporated on May 14, 1987 as a broker/dealer in securities transactions and commenced operations on March 13, 1988. The Company is registered as a broker/dealer with the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the Securities Investor Protection Corporation, and the states of Oklahoma and Texas. The Company is a wholly-owned subsidiary of Capital Advisors, Inc. (CAI) and is engaged only in a limited broker dealer business (mutual funds and/or variable annuities).

**Basis of Accounting** - The Company maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accounting principles followed by the Company and the methods of applying those principles, which materially affect the determination of financial position, results of operations and cash flows are summarized below.

**Management Estimates** - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

**Revenue Recognition** – Commission income and expense related to client securities transactions are recorded on a trade date basis. 12b-1 fees are based on the average balance of the mutual fund held in customer accounts and are recorded on a monthly basis.

**Income Taxes** – The Company files consolidated tax returns with its parent, CAI. The Company computes its income tax provision based upon a tax allocation agreement with CAI, which provides for calculation of income tax on a stand-alone basis. The Company has recorded amounts owing or refundable under the agreement as a liability to or receivable from CAI. Deferred tax liabilities and assets are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets to estimated realizable amounts if it is more likely than not that a deferred tax asset will not be realized.

**Subsequent Events** – In preparing these financial statements management has evaluated and disclosed all material subsequent events through February 17, 2012, which is the date these statements were available to be issued.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

**Significant Group Concentrations of Credit Risk** – The Company maintains deposits in a financial institution that at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (FDIC). The Company believes that there is no significant risk with respect to these deposits.

## 2. STOCKHOLDER'S EQUITY AND RESTRICTION

The Company is required by Oklahoma securities regulations and the Financial Industry Regulatory Authority to maintain a minimum net worth (as defined) of $55,000. As of December 31, 2011 and 2010, the Company's qualified net worth was in excess of these required minimums.

## 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rules of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $96,506 which was $71,506 in excess of its required net capital of $25,000. Additionally, the Company's ratio of aggregate indebtedness to net capital was .06 to 1.

## 3. INCOME TAXES

The provision for income taxes at December 31, 2011 and 2010 consists of:

| | 2011 | 2010 |
|---|---|---|
| Current income taxes | $ 7,907 | $ 10,002 |
| Deferred income taxes (benefit) | 4,263 | 4,263 |
| | **$ 12,170** | **$ 14,265** |

The tax effect of temporary differences related to deferred income taxes result primarily from tax differences in treatment of charitable contributions.

A reconciliation of income tax expense at the statutory rate to income tax expense at the Company's effective rate is shown below:

| | 2011 | 2010 |
|---|---|---|
| Federal computed at the statutory rate | $ 5,648 | $ 7,144 |
| State income taxes - net of federal tax benefit | 2,259 | 2,858 |
| Rate differentials and other | 4,263 | 4,263 |
| | **$ 12,170** | **$ 14,265** |

## 4. RELATED PARTY TRANSACTIONS

Certain directors of the Company are also directors of other entities with which the Company conducts transactions in the normal course of business.

The Company paid its parent (Capital Advisors, Inc.) an administrative fee of $12,000 in 2011 and 2010. In addition, the Company received approximately $6,501 and $6,494 in 12b-1 fees from the mutual fund managed by Capital Advisors, Inc. during 2011 and 2010, respectively.

## 5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling mutual funds for a diverse group of institutional and individual investors at their discretion. All cash and securities are held directly at the mutual fund company or at the client's brokerage firm.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customer's ability to satisfy their obligations to the Company. The Company seeks to control the aforementioned risks by requiring customers to pay for security purchases at the time orders are placed, or maintain collateral with the client's broker in compliance with various regulatory requirements and the broker's internal guidelines.

# Supplemental Information

# MINSHALL & COMPANY INC.

Computation of Net Capital Pursuant to Rule 15c3-1

*December 31, 2011*

| | |
|---|---|
| **Net Capital** | |
| Ownership equity | $ 97,770 |
| **Less non-allowable assets:** | |
| Prepaid expenses | 789 |
| Deferred income taxes | - |
| | **789** |
| **Total allowable capital** | **96,981** |
| Less haircuts on investments | - |
| **Total net capital** | **96,981** |
| Minimum capital requirement | 25,000 |
| **Excess Over (Under) Minimum Net Capital Requirement** | **$ 71,981** |
| **Total Aggregate Indebtedness** | **$ 5,761** |
| **Percentage of Aggregate Indebtedness to Net Capital** | **5.94%** |

There are no differences between the above computation and the computation included in the Company's corresponding unaudited form X-17A-5 Part IIA filing.

# MINSHALL & COMPANY INC.

Reconciliation Pursuant to Rule 17a-5(d)(4)

*December 31, 2011*

| | Per Audited Report | Per Unaudited Report |
|---|---|---|
| **Net Capital** | | |
| Ownership equity | $ 97,770 | $ 101,558 |
| **Less non-allowable assets:** | | |
| Prepaid expenses | 789 | 789 |
| Deferred income taxes | - | 4,263 |
| | **789** | **5,052** |
| **Total allowable capital** | **96,981** | **96,506** |
| Less haircuts on investments | - | - |
| **Total net capital** | **96,981** | **96,506** |
| Minimum capital requirement | 25,000 | 25,000 |
| **Excess Over (Under) Minimum Net Capital Requirement** | **$ 71,981** | **$ 71,506** |
| **Total Aggregate Indebtedness** | **$ 5,761** | **$ 6,236** |
| **Percentage of Aggregate Indebtness to Net Capital** | **5.94%** | **6.46%** |

The above comparison details the effects of adjustments made during our audit of the financial statements.

# MINSHALL & COMPANY INC.

Computation for Determination of Reserve Requirements for
Brokers and Dealers Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

*December 31, 2011*

Minshall & Company Inc. is a limited business (mutual funds and/or variable annuities only) broker dealer and, therefore, is exempt from Rule 15c3-3 pursuant to paragraph (K)(1).

# MINSHALL & COMPANY INC.

Schedule IV
Supplementary Report on SIPC Assessment Reconciliation

*December 31, 2011*

Supplemental report SIPC assessment is not required because the Company had receipts less than $500,000.

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS

**Independent Auditor's Report and Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3**

Board of Directors
Minshall & Company, Inc.

In planning and performing our audit of the financial statements of Minshall & Company, Inc. (the Company) as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Briscoe, Burke & Grigsby LLP

Certified Public Accountants

February 17, 2012
Tulsa, Oklahoma